Exhibit 99.1

•     Q1 REVENUES OF £120.2 MILLION

•     Q1 ADJUSTED EBITDA OF £31.2 MILLION

•     Q1 OPERATING PROFIT OF £6.2 MILLION

MANCHESTER, England. — 17 November 2016 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2017 fiscal first quarter ended 30 September 2016.

Highlights

•                  Five sponsorship deals announced in the quarter.

•                  EA Sports (Global)

•                  Tag Heuer (Global)

•                  Apollo (regional to global)

•                  Renewal of Hong Kong Jockey Club (regional)

•                  Virgin Money (financial services)

•                  Signed four leading players in Eric Bailly, Zlatan Ibrahimović, Henrikh Mkhitaryan and Paul Pogba

•                  Won the Community Shield under new manager Jose Mourinho

Commentary

Ed Woodward, Executive Vice Chairman, commented, “While our financial results for this quarter reflect the impact of our non-participation in the UEFA Champions League, we are pleased that we remain on track to deliver record revenues for the coming year. During the quarter we added a number of top quality players to our squad, which once again demonstrates our determination to challenge for trophies.”

Outlook

For fiscal 2017, Manchester United continues to expect:

•                  Revenue to be £530m to £540m.

•                  Adjusted EBITDA to be £170m to £180m.

Key Financials (unaudited)

	Three months ended 30 September
£ million (except earnings per share)	2016	2015	Change
Commercial revenue	74.3	71.2	4.4%
Broadcasting revenue	29.1	27.6	5.4%
Matchday revenue	16.8	24.8	(32.3)%
Total revenue	120.2	123.6	(2.8)%
Adjusted EBITDA(1)	31.2	41.6	(25.0)%
Operating profit	6.2	9.5	(34.7)%

Profit for the period (i.e. net income)	1.2	5.0	(76.0)%
Basic earnings per share	0.71	3.03	(76.6)%
Adjusted profit for the period (i.e. adjusted net income)(1)	0.7	2.7	(74.1)%
Adjusted basic earnings per share (pence)(1)	0.43	1.63	(73.6)%

Net Debt(1)/(2)	337.7	286.2	18.0%

(1) Adjusted EBITDA, adjusted profit for the period, adjusted basic earnings per share and net debt are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) A key contributor to the increase in net debt was the strengthening US dollar; with the USD/GBP exchange rate moving from 1.5128 at 30 September 2015 to 1.2941 at 30 September 2016. The US$ debt principal remains unchanged.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £74.3 million, an increase of £3.1 million, or 4.4%, over the prior year quarter.

•                  Sponsorship revenue for the quarter of £44.4 million, a decrease of £1.9 million, or 4.1%, over the prior year quarter, due to playing fewer Tour matches;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the quarter was £27.4 million, an increase of £5.1 million, or 22.9%, over the prior year quarter, due to the commencement of the adidas agreement and bringing in-house of several businesses, both only commencing part way through the prior year quarter (on 1 August 2015); and

•                  Mobile & Content revenue for the quarter was £2.5 million, compared with £2.6 million in the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £29.1 million, an increase of £1.5 million, or 5.4%, over the prior year quarter, primarily due to commencement of new FAPL broadcasting rights agreement, partially offset by non-participation in the UEFA Champions League and playing one fewer FAPL home game.

Matchday

Matchday revenue for the quarter was £16.8 million, a decrease of £8.0 million, or 32.3% over the prior year quarter, primarily due to playing three fewer home games across all competitions.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £122.2 million, an increase of £15.5 million, or 14.5%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £62.3 million, an increase of £3.4 million, or 5.8%, over the prior year quarter.

Other operating expenses

Other operating expenses for the quarter were £26.7 million, an increase of £3.6 million, or 15.6%, over the prior year quarter primarily due to adverse unrealised foreign exchange movements.

Depreciation & amortization

Depreciation for the quarter was £2.4 million, a decrease of £0.1 million, or 4.0%, over the prior year quarter. Amortization for the quarter was £30.8 million, an increase of £8.6 million, or 38.7%, over the prior year quarter. The unamortized balance of players’ registrations at 30 September 2016 was £374.0 million.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £8.2 million compared to a loss of £7.4 million in the prior year quarter.

Net finance costs

Net finance costs for the quarter were £5.9 million, an increase of £1.6 million, or 37.2%, over the prior year quarter, primarily due to adverse exchange rate movements.

Tax

The tax credit for the quarter was £0.9 million, compared to an expense of £0.2 million in the prior year quarter.

Cash flows

Net cash generated from operating activities for the quarter was £52.6 million, an increase of £16.9 million over the prior year quarter.

Net capital expenditure on property, plant and equipment and investment property for the quarter was £2.2 million, an increase of £1.8 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £122.7 million, an increase of £72.8 million over the prior year quarter, reflecting continued investment in the first team playing squad.

Overall cash and cash equivalents (including the effects of exchange rate changes) decreased by £64.9 million in the quarter.

Net Debt

Net Debt as of 30 September 2016 was £337.7 million, an increase of £51.5 million over the year primarily due to the impact of foreign exchange rate movements on our USD denominated debt (USD/GBP exchange rate moved from 1.5128 at 30 September 2015 to 1.2941 at 30 September 2016) and the decrease in cash outlined above.

Dividend

A semi-annual cash dividend of $0.09 per share will be paid on 5 January 2017, to shareholders of record on 30 November 2016. The stock will begin to trade ex-dividend on 28 November 2016.

Conference Call Information

The Company’s conference call to review first quarter fiscal 2017 results will be broadcast live over the internet today, 17 November 2016 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 138-year heritage we have won 64 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit/(loss) on disposal of intangible assets, exceptional items, net finance costs, and tax.

We believe Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to Adjusted EBITDA is presented in supplemental note 2.

2.                  Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings, and fair value movements on derivative financial instruments, adding/subtracting the actual tax expense/credit for the period, and subtracting the adjusted tax expense for the period (based on an normalized tax rate of 35%; 2015: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group for the foreseeable future.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.                  Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share are calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

4.                  Net debt

Net debt is calculated as non-current and current borrowings minus cash and cash equivalents.

Key Performance Indicators

	Three months ended
	30 September
	2016	2015
Commercial % of total revenue	61.8%	57.6%
Broadcasting % of total revenue	24.2%	22.3%
Matchday % of total revenue	14.0%	20.1%
Home Matches Played
FAPL	3	4
UEFA competitions	1	2
Domestic Cups	—	1
Away Matches Played
UEFA competitions	1	2
Domestic Cups	1	—

Other
Employees at period end	837	798
Staff costs % of revenue	51.8%	47.6%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2016/17 season*	3	7	4	5	19
2015/16 season	4	5	5	5	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations: Samanta Stewart +44 207 054 5928 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk

Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080 JBarron@SARDVERB.com

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2016	2015
Revenue	120,213	123,562
Operating expenses	(122,242)	(106,606)
Profit/(loss) on disposal of intangible assets	8,205	(7,436)
Operating profit	6,176	9,520
Finance costs	(6,098)	(4,379)
Finance income	180	38
Net finance costs	(5,918)	(4,341)
Profit before tax	258	5,179
Tax credit/(expense)	903	(219)
Profit for the period	1,161	4,960

Basic earnings per share:
Basic earnings per share (pence)	0.71	3.03
Weighted average number of ordinary shares outstanding (thousands)	164,025	163,833
Diluted earnings per share:
Diluted earnings per share (pence)	0.71	3.02
Weighted average number of ordinary shares outstanding (thousands)	164,483	164,268

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 September 2016	As of 30 June 2016	As of 30 September 2015
ASSETS
Non-current assets
Property, plant and equipment	245,004	245,714	249,449
Investment property	14,060	13,447	13,531
Intangible assets	800,290	665,634	682,694
Derivative financial instruments	3,313	3,760	944
Trade and other receivables	4,005	11,223	10,331
Deferred tax asset	148,016	145,460	137,214
	1,214,688	1,085,238	1,094,163
Current assets
Inventories	1,422	926	1,360
Derivative financial instruments	5,218	7,888	902
Trade and other receivables	68,600	128,657	104,925
Tax receivable	97	—	99
Cash and cash equivalents	164,277	229,194	143,525
	239,614	366,665	250,811
Total assets	1,454,302	1,451,903	1,344,974

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 September 2016	As of 30 June 2016	As of 30 September 2015
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	(37,619)	(32,989)	(5,116)
Retained earnings	174,985	173,367	160,620
	455,270	458,282	473,408
Non-current liabilities
Derivative financial instruments	8,773	10,637	4,084
Trade and other payables	67,412	41,450	19,598
Borrowings	499,305	484,528	426,534
Deferred revenue	35,836	38,899	19,422
Deferred tax liabilities	11,975	14,364	15,281
	623,301	589,878	484,919
Current liabilities
Derivative financial instruments	1,163	2,800	1,389
Tax liabilities	5,054	6,867	1,666
Trade and other payables	170,705	199,668	191,276
Borrowings	2,683	5,564	3,187
Deferred revenue	196,126	188,844	189,129
	375,731	403,743	386,647
Total equity and liabilities	1,454,302	1,451,903	1,344,974

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2016	2015
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	63,783	38,115
Interest paid	(7,904)	(1,542)
Interest received	180	67
Tax paid	(3,452)	(942)
Net cash generated from operating activities	52,607	35,698
Cash flows from investing activities
Payments for property, plant and equipment	(1,557)	(353)
Proceeds from sale of property, plant and equipment	—	21
Payments for investment property	(644)	—
Payments for intangible assets	(158,848)	(86,532)
Proceeds from sale of intangible assets	36,159	36,591
Net cash used in investing activities	(124,890)	(50,273)
Cash flows from financing activities
Repayment of borrowings	(94)	(89)
Net cash used in financing activities	(94)	(89)
Net decrease in cash and cash equivalents	(72,377)	(14,664)
Cash and cash equivalents at beginning of period	229,194	155,752
Effects of exchange rate changes on cash and cash equivalents	7,460	2,437
Cash and cash equivalents at end of period	164,277	143,525

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended 30 September
	2016 £’000	2015 £’000
Profit for the period	1,161	4,960
Adjustments:
Tax (credit)/expense	(903)	219
Net finance costs	5,918	4,341
(Profit)/loss on disposal of intangible assets	(8,205)	7,436
Amortization	30,805	22,147
Depreciation	2,412	2,495
Adjusted EBITDA	31,188	41,598

3                               Reconciliation of profit for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 30 September
	2016 £’000	2015 £’000
Profit for the period	1,161	4,960
Foreign exchange losses on unhedged US dollar borrowings	2,111	759
Fair value movement on derivative financial instruments	(1,274)	(1,807)
Tax (credit)/expense	(903)	219
Adjusted profit before tax	1,095	4,131
Adjusted tax expense (using a normalised US statutory rate of 35%)	(383)	(1,446)
Adjusted profit for the period (i.e. adjusted net income)	712	2,685

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	0.43	1.64
Weighted average number of ordinary shares outstanding (thousands)	164,025	163,883
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	0.43	1.63
Weighted average number of ordinary shares outstanding (thousands)	164,483	164,268

4                               Cash generated from operations

	Three months ended 30 September
	2016 £’000	2015 £’000
Profit for the period	1,161	4,960
Tax (credit)/expense	(903)	219
Profit before tax	258	5,179
Depreciation	2,412	2,494
Amortization	30,805	22,147
(Profit)/loss on disposal of intangible assets	(8,205)	7,436
Net finance costs	5,929	4,345
Loss on disposal of property, plant and equipment	—	9
Equity-settled share-based payments	457	375
Foreign exchange (gains)/losses on cash and cash equivalents recognized in operating activities	(4,090)	2,066
Other fair value losses/(gains) on derivative financial instruments	2,054	(4,247)
Reclassified from hedging reserve	766	342
Increase in inventories	(496)	(1,360)
Decrease/(increase) in trade and other receivables	39,447	(10,166)
(Decrease)/increase in trade and other payables and deferred revenue	(5,554)	9,495
Cash generated from operations	63,783	38,115